

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust
CUSIP NO. 12496DAA5

Distribution Date October 25, 2011

Bank of America, National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beggining Principal Amount	Principal Payment	Ending Principal Amount	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$24,000,000.00	$1,000,000.00	$23,000,000.00	5.23300%	30/360	$104,660.00	$0.00	$1,104,660.00

Additional Information	
Swap Counterparty Payment Amount to Trustee	$105,916.65
Trustee Payment to Swap Counterparty	$113,750.00
Trustee Fees	$467.17
Expense Account Deposit	$789.48

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
12496DAA5	A3	A-	Ba1	18-Mar-11	BBB-	5-Mar-10

	Original Ratings				Current Ratings						
Underlying Security	Moody's	S&P	Maturity Date	CUSIP No.	Moody's	S&P	Interest Rate	Beginning Principal Balance	INT Payment Received	PRI Payment Received	Ending Principal Balance
Bank of America Corporation 4.875% Senior Notes due 2013	Aa2	A+	January 15, 2013	060505AX2	Baa1	A	4.8750%	1,000,000.00			1,000,000.00
Bank One Corporation 5.25% Subordinated Notes due 2013	A1	A-	January 30, 2013	06423AAS2	A1	A	5.2500%	1,000,000.00			1,000,000.00
BB&T Corporation 4.75% Subordinated Notes due 2012	A2	A-	October 1, 2012	054937AD9	A3	A-	4.7500%	1,000,000.00	$23,750.00		1,000,000.00
Boeing Capital Corporation 5.80% Senior Notes due 2013	A3	A	January 15, 2013	097014AH7	A2	A	5.8000%	1,000,000.00			1,000,000.00
Campbell Soup Company 5.00% Notes due 2012	A3	A	December 3, 2012	134429AR0	A2	A-	5.0000%	1,000,000.00			1,000,000.00
Citigroup Inc. 5.625% Subordinated Notes due 2012	Aa2	A+	August 27, 2012	172967BP5	Baa1	A-	5.6250%	1,000,000.00			1,000,000.00
ConocoPhillips 4.75% Notes due 2012	A3	A-	October 15, 2012	20825CAE4	A1	A	4.7500%	1,000,000.00	$23,750.00		1,000,000.00
Credit Suisse First Boston (USA), Inc. 6.50% Notes due January 15, 2012	Aa3	A+	January 15, 2012	22541LAC7	Aa1	A+	6.5000%	1,000,000.00			1,000,000.00
Dominion Resources, Inc. 2002 Series C 5.70% Senior Notes due 2012	Baa1	BBB+	September 17, 2012	257469AF3	Baa2	A-	5.7000%	1,000,000.00			1,000,000.00
The Dow Chemical Company 6% Notes due 2012	A3	A-	October 1, 2012	260543BR3	Baa3	BBB	6.0000%	1,000,000.00	$30,000.00		1,000,000.00
Duke Energy Corporation 5.625% Senior Notes due 2012	Baa1	BBB+	November 30, 2012	264399EF9	A3	A-	5.6250%	1,000,000.00			1,000,000.00
Ford Motor Credit Company 7.250% GlobLs due October 25, 2011	A3	BBB	October 25, 2011	345397TY9	WR	WR	7.2500%	1,000,000.00	$36,250.00	$1,000,000.00	-
General Electric Company 5% Notes due 2013	Aaa	AAA	February 1, 2013	369604AY9	Aa2	AA+	5.0000%	1,000,000.00			1,000,000.00
General Motors Acceptance Corporation 6.875% Notes due August 28, 2012	A3	BBB	August 28, 2012	370425SE1	B1	B+	6.8750%	1,000,000.00			1,000,000.00
The Goldman Sachs Group, Inc. 4.750% Notes due 2013	Aa3	A+	July 15, 2013	38141GDK7	A1	A	5.7500%	1,000,000.00			1,000,000.00
John Deere Capital Corporation 5.10% Global Debentures due January 15, 2013	A3	A-	January 15, 2013	244217BK0	A2	A	5.1000%	1,000,000.00			1,000,000.00
Johnson & Johnson 3.80% Debentures due May 15, 2013	Aaa	AAA	May 15, 2013	478160AM6	Aaa	AAA	3.8000%	1,000,000.00			1,000,000.00
Limited Brands, Inc. 6.125% Notes due December 1, 2012	Baa1	BBB+	December 1, 2012	532716AH0	Ba2	BB+	6.1250%	1,000,000.00			1,000,000.00
Marsh and McLennan Companies, Inc. 4.850% Senior Notes due 2013	A2	AA-	February 15, 2013	571748AJ1	Baa2	BBB-	4.8500%	1,000,000.00			1,000,000.00
Merck & Co., Inc. 4.375% Notes due 2013	Aaa	AAA	February 15, 2013	589331AH0	Aa3	AA	4.3750%	1,000,000.00			1,000,000.00
SBC Communications Inc. 5.875% Global Notes Due August 15, 2012	A1	A+	August 15, 2012	78387GAK9	A2	A-	5.8750%	1,000,000.00			1,000,000.00
Verizon Virginia Inc. 4.625% Debentures, Series A, due 2013	Aa3	A+	March 15, 2013	92345NAA8	WR	A-	4.6250%	1,000,000.00			1,000,000.00
Wal-Mart Stores, Inc. 4.55% Notes Due 2013	Aa2	AA	May 1, 2013	931142BT9	Aa2	AA	4.5500%	1,000,000.00			1,000,000.00
Consolidated Edison Company of New York, Inc. 5.625% Debentures, Series 2002 A due 2012	A1	A	July 1, 2012	209111DZ3	A3	A-	5.6250%	1,000,000.00			1,000,000.00
								TOTAL COLLECTED	$113,750.00	$1,000,000.00	

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.

It is included for the convenience of the Holders.